19003072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
JAN 15 2019
Washington, DC

SEC FILE NUMBER
8- 18333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2017 (MM/DD/YY) AND ENDING October 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIBC World Markets Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Lexington Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Brown — (212)667-8082
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets
JAN 28 2019
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIBC World Markets Corp., as of October 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel R. Brown
Signature

Vice President
Title

Rosalie M LoBianco
Notary Public

ROSALIE M. LOBIANCO
Notary Public - State of New York
No. 01LO6322765
Qualified in Westchester County
My Commission Expires April 13, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIBC World Markets Corp
Statement of Financial Condition
October 31, 2018

Contents

Report of Independent Registered Public Accounting Firm....1

Statement of Financial Condition....2
Notes to Statement of Financial Condition....3

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of CIBC World Markets Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIBC World Markets Corp. (the Company) as of October 31, 2018 and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2003.

New York, New York
January 14, 2019

CIBC World Markets Corp.
Statement of Financial Condition
October 31, 2018
(000's Omitted, Except for Share and Par Value Information)

Assets		
Cash and cash equivalents	$	13,613
Securities purchased under resale agreements, including $22,116 securities segregated in accordance with Rule 15c3-3		1,125,417
Securities borrowed		564,340
Receivable from broker-dealers and clearing organizations		137,484
Receivable from customers		17,141
Trading assets, at fair value, including $31,958 securities segregated in accordance with Rule 15c3-3		382,992
Intangible assets		17,410
Due from affiliates – income taxes		20,034
Due from affiliates – service fees		24,982
Securities received as collateral, at fair value		1,314
Other assets		85,863
Total assets	$	2,390,590
Liabilities and shareholder's equity		
Liabilities:		
Short-term note payable	$	1,500
Securities sold under repurchase agreements		587,501
Securities loaned		191,610
Payable to broker-dealers and clearing organizations		82,524
Payable to customers		56,546
Securities sold, not yet purchased, at fair value		120,901
Accrued employee compensation and benefits		99,403
Due to affiliates – service fees		18,603
Obligation to return securities received as collateral, at fair value		1,314
Other liabilities and accrued expenses		5,828
		1,165,730
Shareholder's equity:		
Common stock, par value $0.25 per share; 6,800,000 shares authorized; 6,758,298 shares issued and outstanding		1,690
Additional paid-in capital		921,218
Retained earnings		301,952
		1,224,860
Total liabilities and shareholder's equity	$	2,390,590

See notes to statement of financial condition.

1. Organization and Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition includes the accounts of CIBC World Markets Corp., a registered broker-dealer (the "Company"). The Company is a subsidiary of CIBC Inc. CIBC Inc. ("Inc") is a subsidiary of Canadian Imperial Holdings Inc. ("CIHI"), which is a subsidiary of CIBC Bancorp USA Inc. ("Bancorp"). Bancorp is ultimately a wholly owned subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent"), Toronto, Canada. The Company's financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

On October 31, 2017, the Company was a subsidiary of CIBC USA Holdings Inc. ("USAH"). On December 1, 2017, all of the assets and liabilities of CIBC's nonbank U.S. holding company, USAH, were transferred to Bancorp in exchange for the issuance of common shares by Bancorp, and USAH was subsequently liquidated and dissolved. As a result of this transaction, all of CIBC's key U.S. subsidiaries, including the Company, are now consolidated underneath Bancorp, and Bancorp is the sole top-tier U.S. holding company.

The accompanying Statement of Financial Condition of the Company as of October 31, 2018 has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB"). Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

1. Organization and Significant Accounting Policies (continued)

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective since November 1, 2017.

Nature of Business

The Company provides its clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a broker and dealer in securities.

Securities and Commodities Transactions

The Company executes trades in securities for customers on both an agency and principal basis. Agency transactions result in the recording of commissions revenue, while principal trades result in the recording of trading revenue. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expenses recorded on a trade date basis. Company transactions in securities and commodities are recorded on a trade date basis.

Trading Assets and Securities Sold, Not Yet Purchased

Trading assets and securities sold, not yet purchased, are recorded at fair value. The fair values of trading positions are based on the amount at which the instrument could be exchanged in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Investment Banking and Advisory

Investment banking and advisory revenues include gains, losses and fees which are net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking and advisory revenues also include fees earned from providing merger and acquisition, financial restructuring and advisory services. Investment banking management fees are recorded on the offering date, while sales concessions and underwriting fees are recorded at the time the underwriting is irrevocable and when income is reasonably determinable. Advisory fees are recognized as revenue when related services are completed.

1. Organization and Significant Accounting Policies (continued)

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

The Company's policy is to take possession of securities purchased under resale agreements, except under tri-party agreements where they are held by a third party custodian. Securities purchased under resale agreements and securities sold under repurchase agreements with the same counterparty are reported on a net basis on the Statement of Financial Condition if the conditions of ASC 860, *Transfers and Servicing*, are met.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned.

The Company monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are recorded at contract value on the Statement of Financial Condition. Securities borrowed and securities loaned transactions are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

1. Organization and Significant Accounting Policies (continued)

Collateral

The Company accepts and pledges collateral in connection with secured financing and securities borrowing transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged, and requests additional collateral where deemed appropriate.

Collateral accepted from securities purchased under resale agreements, and securities borrowed transactions is used to cover short positions, to enter into secured financing transactions, and to satisfy reserve requirements under U.S. Securities Exchange Commission ("SEC") Rule 15c3-3 and deposit requirements with clearing organizations.

Furniture, Fixtures, Equipment, Software, and Leasehold Improvements

Furniture, fixtures, equipment, software, and leasehold improvements are carried at cost, less accumulated depreciation and amortization and are included in other assets on the Statement of Financial Condition. Depreciation of furniture and fixtures is provided on a straight-line basis over a period of 4 to 15 years. Depreciation of computer equipment is provided on a straight-line basis over a period of 3 to 7 years and software is provided on a straight-line basis over a period of 5 to 10 years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired (including identifiable intangible assets) using the acquisition method of accounting. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability.

1. Organization and Significant Accounting Policies (continued)

Intangible Assets (continued)

Goodwill is allocated to reporting units at acquisition. Subsequent to initial recognition, goodwill is not amortized but, instead, is tested for impairment at the reporting unit level at least annually, or more often if an event occurs or circumstances change that would indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company performs an annual goodwill impairment assessment as of August 1 each year. In the event the Company concludes that all or a portion of our goodwill is impaired, a non-cash charge for the amount of such impairment would be recorded in earnings. Such a charge would have no impact on tangible or regulatory capital.

The goodwill impairment testing process is conducted by assigning net assets to each reporting unit. In "step one," the fair value of each reporting unit is compared to the recorded book value. Our step one calculation of each reporting unit's fair value is based upon a simple average of two metrics: (1) a primary market approach, which measures fair value based upon trading multiples of independent publicly traded financial institutions of comparable size and character to the reporting units, and (2) an income approach, which estimates fair value based upon discounted cash flows and terminal value (using the perpetuity growth method). If the fair value of the reporting unit exceeds its carrying value, goodwill is not considered impaired and "step two" is not considered necessary. If the carrying value of a reporting unit exceeds its fair value, the impairment test continues ("step two") by comparing the carrying value of the reporting unit's goodwill to the implied fair value of goodwill. The implied fair value of goodwill is determined using the residual approach, where the fair value of a reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit, calculated in step one, is the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment charge is recognized to the extent the carrying value of goodwill exceeds the implied fair value of goodwill.

The Company has the option at the time of our annual goodwill impairment test to perform a qualitative assessment for each reporting unit to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value before applying the existing two-step goodwill impairment test. If the Company concludes that this is the case, the Company would proceed with the existing two-step test, as described above. Otherwise, the Company would be able to bypass the two-step test and conclude that goodwill is not impaired from a qualitative perspective.

1. Organization and Significant Accounting Policies (continued)

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and related disclosures. Estimates and assumptions are primarily made in the area of accounting for financial instruments, income taxes, asset impairment, and contingent liabilities. Actual results could differ from these estimates and assumptions.

Currency Remeasurement

Monetary assets and liabilities denominated in foreign currencies are remeasured at exchange rates at the Statement of Financial Condition date.

Income Taxes

The Company uses the asset and liability method to provide for deferred income taxes. The asset and liability method requires that deferred income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. These temporary differences as well as unused tax losses and other tax attributes are tax-effected at rates expected to be in effect in the taxation year when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce any deferred income tax asset to an amount that is more-likely-than-not to be realized.

Accounting for Uncertainty in Income Taxes

ASC 740, *Income Taxes* ("ASC 740"), requires that an entity recognize in the financial statements the impact of a tax position, if that position is more-likely-than-not to be sustained on examination by the taxing authorities, based on the technical merits of the position. Tax benefits resulting from such a position are measured at an amount that has a greater than fifty percent likelihood on a cumulative basis to be sustained on examination.

Share-Based Compensation

The Company provides compensation to certain employees in the form of share-based awards.

1. Organization and Significant Accounting Policies (continued)

Fair Value Measurements

ASC 820, *Fair Value Measurements* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy. The Company has disclosed the fair value measurements by level within the hierarchy in Note 7.

Netting

Options are recognized on a net basis on the Statement of Financial Condition within Trading assets, at fair value and Securities sold, not yet purchased, at fair value. The fair value of options does not include the netting of collateral held, if any. In 2018, the Company began to disclose options on a net basis from a gross basis to be consistent with Bancorp. See Note 9 for the Company's disclosures on options.

Offsetting Financial Instruments

Financial assets and financial liabilities are offset, and the amount presented net, when the Company has a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

1. Organization and Significant Accounting Policies (continued)

Accounting Pronouncements Pending Adoption

Revenue from Contracts with Customers - In May 2014, August 2015, March 2016, April 2016, May 2016 and December 2016, the FASB issued new revenue recognition guidance that will replace most of the existing revenue recognition guidance in U.S. GAAP. All arrangements involving the transfer of goods or services to customers are within the scope of the guidance, except for certain contracts subject to other U.S. GAAP guidance, including lease contracts and rights and obligations related to financial instruments. The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also includes new disclosure requirements related to the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This guidance is effective for us beginning November 1, 2018. The guidance allows an entity to apply the new standard either retrospectively or through a cumulative effect adjustment as of November 1, 2018. The Company has elected to implement this new accounting guidance using the modified retrospective approach. The adoption of this guidance will not result in a cumulative effect adjustment to the opening balance sheet in retained earnings. The only financial statement impact to the Company is the presentation of certain costs being presented gross versus net beginning November 1, 2018.

1. Organization and Significant Accounting Policies (continued)

Accounting Pronouncements Pending Adoption (continued)

Leases - In February 2016, January 2018, and July 2018, the FASB issued guidance that amends the accounting for leases. Under the new guidance, lessees will need to recognize a right-of-use asset and a lease liability for the vast majority of leases. Operating leases will result in straight-line expense, while finance leases will result in a front-loaded expense pattern. Classification will be based on criteria that are largely similar to those applied in current lease accounting. Lessor accounting will remain similar to the current model. Lessors will classify leases as operating, direct financing, or sales-type, consistent with the current model. The new guidance will also require extensive quantitative and qualitative disclosures related to the revenue and expense recognized and expected to be recognized over the lease term, as well as significant judgments made by management. This guidance is effective for us beginning November 1, 2019. Early adoption is permitted. The new standard must be applied using a modified retrospective transition, including the option to apply certain practical expedients. The Company is in the process of determining the effect of the new guidance on the financial statements.

Classification of Certain Cash Receipts and Cash Payments - In August 2016, the FASB issued guidance that clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This guidance is effective for us beginning November I, 2018. The guidance will be applied using a retrospective transition method. The adoption of this guidance is not expected to materially impact the financial statements.

Restricted Cash - In November 2016, the FASB issued clarifying guidance that requires that the statement of cash flows include restricted cash in the beginning and end-of-period total amounts and that the statement of cash flows explain changes in restricted cash during the period. This guidance is effective for the Company beginning November 1, 2018. The amendments will be applied using a retrospective transition method. The adoption of this guidance is not expected to materially impact the financial statements.

1. Organization and Significant Accounting Policies (continued)

Accounting Pronouncements Pending Adoption (continued)

Clarifying the Definition of a Business - In January 2017, the FASB issued guidance that clarifies when a set of transferred assets and activities is a business. Under the new guidance, an entity will determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of identifiable assets. If this threshold is met, the set of assets and activities is not a business. If the threshold is not met, the entity then evaluates whether the set of assets and activities meets the requirement that a business include an input and a substantive process. This guidance is effective for the Company beginning November 1, 2018. The adoption of this guidance is not expected to materially impact the financial statements.

Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment - In January 2017, the FASB issued guidance that simplifies how an entity assesses goodwill for impairment by eliminating Step 2 from the goodwill impairment test. As amended, the goodwill impairment test will consist of one step comparing the fair value of a reporting unit with its carrying amount. An entity will recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. This guidance will be effective for the Company beginning November 1, 2021. Early adoption is permitted. The amendments will be applied prospectively. The Company is in the process of determining the effect of the new guidance on the financial statements.

Modifying the Scope of the Existing Guidance Related to Stock Compensation - In May 2017, the FASB issued guidance related to the applicability of share-based payment award modification accounting. Under the new guidance, the Company will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the change: (i) the award's fair value, (ii) the award's vesting conditions and (iii) the award's classification as an equity or liability instrument. The guidance will be applied prospectively to an award modified on or after the adoption date and is effective for the Company for the periods beginning November 1, 2018. The adoption of this guidance is not expected to materially impact the financial statements.

(000's Omitted)

2. Cash and Cash Equivalents

Cash represents funds deposited with financial institutions that can be withdrawn without restriction. All cash is on deposit with major banks or the Parent. Cash equivalents are highly liquid overnight deposits held in the ordinary course of business.

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2018 are as follows:

Receivable from broker-dealers and clearing organizations:		
Clearing organizations	$	34,379
Securities failed to deliver		89,418
Investment banking receivable		7,337
Interest and dividends		946
Broker dealers and other		5,404
	$	137,484
Payable to broker-dealers and clearing organizations:		
Clearing organizations	$	475
Securities failed to receive		53,051
Investment banking payable		1,591
Net trade date accrual		27,135
Interest and dividends		272
	$	82,524

Securities failed to deliver and securities failed to receive are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

4. Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due or owed on cash transactions. Securities owned by customers are held as collateral for these receivables.

5. Intangible Assets

Goodwill is not amortized but, instead, is subject to impairment tests at least on an annual basis or more often if events or circumstances occur that would indicate it is more likely than not that the fair value of a reporting unit is below its carrying value. Our annual goodwill impairment test was performed as of August 1, 2018, consistent with the timing of CIBC's goodwill assessment, and it was determined no impairment existed as of that date nor are we aware of any events or circumstances that would indicate goodwill is impaired at October 31, 2018.

6. Secured Financing Transactions

At October 31, 2018, the fair value of collateral accepted under securities purchased under resale agreements and securities borrowed transactions was $1,682,792 all of which was sold or re-pledged.

Securities purchased under resale agreements with a market value of $22,116 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

Securities received as collateral and obligation to return securities received as collateral with a fair value of $1,314, respectively are included in the Statement of Financial Condition.

6. Secured Financing Transactions (continued)

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. In addition, the Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the Company to offset liabilities against available assets received in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on the Statement of Financial Condition only when it has an enforceable legal right to offset the respective recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, U.S. GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by U.S. government securities and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.

In the event of the Company's default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

(000's Omitted)

6. Secured Financing Transactions (continued)

The following tables provide the gross obligation relating to securities sold under repurchase agreements and securities loaned by the class of collateral pledged and by remaining contractual maturity as of October 31, 2018.

Securities sold under repurchase agreements and securities loaned – by class of collateral pledged.

U.S. government securities	$ 579,556
Corporate bonds	7,945
Securities sold under repurchase agreements	587,501
Canadian government and provincial bonds	41,018
Sovereign bonds	69,798
Corporate bonds	26,174
Common stock	54,620
Securities loaned	191,610
Total	$ 779,111

Securities sold under repurchase agreements and securities loaned – by remaining contractual maturity.

	Remaining contractual maturities				
	On demand [1]	**Up to 30 days [2]**	**30 to 90 days**	**More than 90 days**	**Total**
Securities sold under repurchase agreements	$ 587,501	$ –	$ –	$ –	$ 587,501
Securities loaned	191,610	–	–	–	191,610
Total	$ 779,111	$ –	$ –	$ –	$ 779,111

[1] Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.

[2] Includes overnight transactions.

(000's Omitted)

6. Secured Financing Transactions (continued)

The following table presents information regarding the offsetting of these financial assets and financial liabilities:

	Gross Amounts	Amounts Offset on the Statement of Financial Condition [1]	Net Amounts Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition [2]	Net Amount
Financial Assets					
Securities purchased under resale agreements	$ 1,380,342	$ (254,925)	$ 1,125,417	$ (1,125,417)	$ -
Securities borrowed	564,340	-	564,340	(564,340)	-
Financial Liabilities					
Securities sold under repurchase agreements	$ 842,426	$ (254,925)	$ 587,501	$ (587,501)	$ -
Securities loaned	191,610	-	191,610	(191,610)	-

[1] Amounts relate to master netting agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

[2] Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting accounting guidance ASC 210-20-45-11.

7. Fair Value Measurements

Financial instruments carried on the Statement of Financial Condition at fair value

ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements.

The various inputs that may be used to determine the value of the Company's investments are summarized in three levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Significant unobservable inputs (including the Company's own assumptions used to determine the fair value of investments).

The investment's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value:

Common stocks, exchange-traded options, corporate bonds and U.S. government securities: Common stocks are valued at the closing price; exchange-traded options and corporate bonds and are valued utilizing observable market inputs; U.S. government securities are valued at the last price from active markets.

(000's Omitted)

7. Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of October 31, 2018.

	Assets at Fair Value as of October 31, 2018			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stocks	$ 186,218	$ -	$ -	$ 186,218
U.S. government securities	190,599	–	–	190,599
Corporate bonds	–	6,175	–	6,175
Total trading assets, at fair value	$ 376,817	$ 6,175	$ -	$ 382,992

	Liabilities at Fair Value as of October 31, 2018			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stocks	$ 9,192	$ -	$ -	$ 9,192
U.S. government securities	80,288	–	–	80,288
Corporate bonds	–	2,941	–	2,941
Exchange-traded options	–	28,480	–	28,480
Total securities sold, not yet purchased, at fair value	$ 89,480	$ 31,421	$ -	$ 120,901

7. Fair Value Measurements (continued)

There have been no transfers between Level 1, Level 2 or Level 3 assets or liabilities since October 31, 2017.

Trading assets with a market value of $31,958 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

Financial instruments not carried on the Statement of Financial Condition at fair value

Other financial instruments are recorded by the Company at contract amounts and include cash and cash equivalents, securities purchased under resale agreements, securities sold under repurchase agreements, short-term note payable, receivable from and payable to customers, receivable from and payable to broker-dealers and clearing organizations, securities borrowed and securities loaned. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

(000's Omitted)

7. Fair Value Measurements (continued)

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's Statement of Financial Condition. The following table excludes all non-financial assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets					
Cash and cash equivalents	$ 13,613	$ 13,613	$ 13,613	$ –	$ –
Securities purchased under resale agreements	1,125,417	1,128,336	–	1,128,336	–
Securities borrowed	564,340	554,393	–	554,393	–
Receivable from broker-dealers and clearing	137,484	137,484	–	137,484	–
Receivable from customers	17,141	17,141	–	17,141	–

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities					
Short-term note payable	$ 1,500	$ 1,500	$ 1,500	$ –	$ –
Securities sold under repurchase agreements	587,501	587,642	–	587,642	$ –
Securities loaned	191,610	184,408	–	184,408	–
Payable to broker-dealers and clearing	82,524	82,524	–	82,524	–
Payable to customers	56,546	56,546	–	56,546	–

8. Securities Sold, Not Yet Purchased, at Fair Value

The Company may sell securities short. A short sale is a transaction whereby the Company sells securities it does not own in anticipation of a decline in the market price of the securities as part of a hedging strategy or to facilitate a transaction. The Company is obligated to repurchase the securities at their market price at the time of replacement. Cash related to short sales is restricted until the securities are purchased. Short sales involve certain risks and special considerations. Possible losses from short sales differ from losses that could be incurred from the purchase of a security because losses from short sales are not limited, whereas losses from purchases cannot exceed the total amount invested.

9. Derivative Financial Instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are impacted by the following primary underlying risks: interest rate, market and credit risks (which includes issuer and counterparty risk).The Company records its derivatives at fair value.

Notional amounts, which represent the sum of gross long and short derivatives contracts, provide an indication of the volume of the Company's derivative activity; however, they do not represent anticipated losses.

The notional or contractual amounts below do not represent the potential market risk to the Company. Generally, these instruments are hedged with offsetting positions or are utilized to reduce the Company's market risk.

Similarly, the notional or contractual amounts of these instruments do not represent the Company's exposure to credit risk. Credit risk arises from the failure of the counterparty to perform according to the terms of the contract.

9. Derivative Financial Instruments (continued)

Options

The Company enters into option transactions to facilitate client orders, hedge Company risk and for investment purposes. Option contracts purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options contracts purchased require the payment of premiums in exchange for the right to purchase or sell underlying instruments at various strike prices and maturities. When the Company purchases options, the premium paid by the Company is recorded as an asset and is subsequently adjusted to the fair value of the option purchased.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price. Alternatively, the Company would provide a cash settlement to the holder in the amount of the difference between the strike price of the option and the current market value. Options written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

As a writer of options, the Company receives premiums in exchange for bearing the risk of unfavorable changes in the price of the underlying instruments. When the Company writes options, the premium received by the Company is recorded as a liability and is subsequently adjusted to the fair value of the option written.

(000's Omitted)

9. Derivative Financial Instruments (continued)

Options (continued)

If a written put option is exercised, the premium received reduces the cost basis of the security purchased by the Company.

The contractual or notional amounts of exchange-traded options as of October 31, 2018 are set forth below:

	Notional	Fair Value
Exchange-traded options:		
Purchased	$ 2,520,422	$ 71,341
Written	$ 2,412,055	$ 99,821

Exchange-traded options are reflected at fair value in the Statement of Financial Condition. The fair value of exchange-traded options purchased and written at October 31, 2018 are included in trading assets, at fair value and securities sold, not yet purchased at fair value, respectively.

The Company presents exchange-traded options contracts on a net basis on the Statement of Financial Condition. Options contracts may contain legally enforceable provisions that allow for netting or setting off receivables and payables with each counterparty. The following table presents information about option assets and liabilities that are subject to such provisions and were netted on the Statement of Financial Condition.

	Gross Amounts	Amounts Eligible for Offset	Collateral	Net Amount
Exchange-traded options:				
Purchased	$ 71,341	$ (71,341)	$ -	$ -
Written	$ 99,821	$ (71,341)	$ -	$ 28,480

9. Derivative Financial Instruments (continued)

Futures Contracts

The Company is subject to interest rate and equity price risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to hedge against changes in interest rates and equity prices. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). Futures contracts provide minimal counterparty risk to the Company since futures are exchange-traded, and the exchange's clearinghouse, as the counterparty to all exchange-traded futures, guarantees the futures against default.

The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with the FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total of cash and other equity deposited. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash and other equity deposited with the FCM.

The contractual or notional amounts of exchange-traded futures contracts as of October 31, 2018 are set forth below:

	Notional
Exchange-traded futures contracts:	
Commitments to purchase	$ 1,930,151
Commitments to sell	$ 2,728,600

10. Related Party Transactions

In the normal course of business, the Company engages in various transactions with CIBC and affiliates. These transactions include, but are not limited to, securities purchased under resale agreements and securities sold under repurchase agreements, securities loaned, trade execution and custodial services, and services related to investment banking and financial products activities.

As a member of the CIBC group of companies, the Company participates in two types of service fee arrangements including residual profit sharing service fees and infrastructure and projects service fees. Certain revenues and expenses for shared services and profits from global business activities are allocated among affiliates and the Company on an agreed-upon basis in accordance with CIBC policy.

The Company receives residual profit sharing service fees, in which it shares profits and losses based on a methodology linked to capital at risk, support services, new issues and trading services. The residual profit split transfer pricing methodology ensures that revenue related to global capital markets, as well as commercial mortgage loan origination and securitization is properly shared between the Company, CIBC and its affiliates.

The Company also receives infrastructure and project allocations revenues and expenses from CIBC and its affiliates related to services provided to and received by the Company as part of the CIBC infrastructure allocations process. The services relate to securities operations, middle office, securities processing, technology support and other centrally managed processes that the Company benefits from or provides to its affiliates.

The Company and its affiliates purchase goods and services from unaffiliated entities under contracts where each company in the affiliated group pays their pro-rata share of the external invoice. The Company does not consider payments made under these contracts to be related party transactions.

The Company has a master demand promissory note with affiliates to fund daily operations. At October 31, 2018, the Company utilized $1,500 which is included in short-term note payable in the Statement of Financial Condition.

The Company has a master unsecured promissory note with an affiliate to fund deposit requirements to a special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3. At October 31, 2018, the Company has not utilized the note.

(000's Omitted)

10. Related Party Transactions (continued)

The following amounts related to transactions with CIBC and affiliates are included in the accompanying Statement of Financial Condition:

Assets		
Cash	$	524
Securities purchased under resale agreements		452,099
Securities borrowed		24,063
Receivable from broker-dealers and clearing organizations		32,853
Due from affiliates – income taxes		20,034
Due from affiliates – service fees		24,982
Securities received as collateral, at fair value		1,314
Other assets		68,363
Liabilities		
Short term note payable		1,500
Securities sold under repurchase agreements		579,513
Securities loaned		141,960
Payable to broker-dealers and clearing organizations		665
Payable to customers		7,552
Due to affiliates – service fees		18,603
Obligation to return securities received as collateral, at fair value		1,314
Other liabilities and accrued expenses		137

Payable to customers includes $21 related to affiliate customer payables that do not meet the definition of customer under Rule 15c3-3.

(000's Omitted)

11. Liabilities Subordinated to Claims of General Creditors

The Company has one $250,000 revolving subordinated loan which expires on July 31, 2020. The $250,000 revolving subordinated loan represents a commitment by CIHI, an affiliate to fund the Company and was not utilized as of October 31, 2018 or during the year. The Company is not charged a fee for unutilized commitments.

In July 2016, the Company added an automatic rollover provision to the revolving subordinated loan which will extend both the credit period and the maturity date an additional year. The scheduled maturity date then in effect will not be extended if the affiliate sends written notification to the Company, with a copy sent to FINRA, on or before the day seven months preceding the scheduled maturity.

The revolving liability is subordinated to all existing and future claims of all non-subordinated creditors of the Company. It has been approved as regulatory capital and would constitute part of the Company's net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h) if utilized by the Company.

(000's Omitted)

12. Income Taxes

The Company is part of Bancorp's consolidated group for purposes of filing its U.S. federal income tax return as well as for certain state and local combined unitary returns.

Under ASC 740, temporary differences between carrying value and the tax basis of assets and liabilities are accounted for at enacted income tax rates. Under certain circumstances, estimates are used in determination of temporary differences.

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the "Tax Reform Act") was signed into law. The Tax Reform Act significantly reduced the U.S. corporate tax rate from 35% to 21% effective January 1, 2018. As a result of the Tax Reform Act, the Company recorded a write-down of its deferred tax assets in the amount $12,200.

As of October 31, 2018, the amount due from Bancorp that pertains to income taxes was $20,034, recorded as due from affiliates – income taxes in the Statement of Financial Condition. Included in that amount are net deferred tax assets of $8,805. The principal temporary differences that give rise to the Company's deferred tax assets are depreciation, deferred compensation, reserves and pension.

Bancorp is currently assessing the deductibility of certain legal settlement and related expenses with regard to US domiciled CIBC affiliates, which could include the Company. These expenses were originally recognized by CIBC.

(000's Omitted)

13. Commitments and Contingencies

Long-Term Lease Commitments

The Company leases office space, under non-cancelable operating leases expiring on various dates between 2022 and 2026. At October 31, 2018 aggregate minimum rental commitments for non-cancelable leases are as follows:

Year ending October 31:		
2019	$	572
2020		589
2021		605
2022		567
2023		505
2024 and thereafter		1,225
	$	4,063

Some of the Company's leases contain escalation provisions for tax and operating expenses. In addition, some of the Company's leases contain provisions for optional renewal, which are at the Company's option with defined terms.

Other Commitments

The Company enters into forward starting resale agreements (agreements that have a trade date at or prior to October 31, 2018 and have a start date subsequent to October 31, 2018) primarily collateralized by U.S. Government, agency and corporate bonds. These agreements are not recorded on the Company's Statement of Financial Condition until the start date of the transaction. As of October 31, 2018, these agreements have a contract value of $25,100 which close within 31 days.

Litigation

The Company is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's financial position. However, the outcome of any such matters, individually or in aggregate, may be material to the Company's operating results for a particular year.

(000's Omitted)

14. Employee Benefit and Other Compensation Plans

401 (k) Plan

The Company participates in a defined contribution plan administered by an affiliate, which meets the requirements of Section 401(k) of the Internal Revenue Code. A plan participant may contribute up to 100% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service ("IRS") limitations. The Company matches up to 50% of a participant's contribution, up to 6% of the participant's base salary.

Employee Stock Option Plan

The Company provides compensation to certain employees in the form of stock options of CIBC.

Using the Black-Scholes option-pricing model, the following weighted-average assumptions were used to determine the fair value of Parent stock options on the date of grant:

Year ended October 31, 2018	
Weighted-average assumptions:	
Risk-free interest rate	2.08%
Expected dividend yield	5.15%
Expected share price volatility	14.74%
Expected life	6 years

Under the Employee Stock Option Plan ("ESOP"), stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from the Parent at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. The Company's expense for the ESOP was not significant.

14. Employee Benefit and Other Compensation Plans (continued)

RSA and PSU Plans

Under the RSA and PSU plans, certain key employees are granted awards to receive the cash equivalent of CIBC common shares. RSA grants are made in the form of cash-settled awards which generally vest and settle at the end of three years or vest beginning two months from grant date up to four years from grant date and PSUs vest at the end of three years from the grant date.

Under an immunization agreement with the Parent, the Parent bears the risk of any fair value changes between grant date and measurement date. Included in other assets on the Statement of Financial Condition is $68,363 which represents the receivable from the Parent for RSAs and PSUs granted to employees. Also, included in accrued employee compensation and benefits is $49,365 due to employees for RSAs and PSUs. Both the receivable from the Parent and the amount due to employees fluctuate based on the changes in the price of CIBC common shares.

Awards are granted to employees by the Parent and are settled by the Parent. The Parent allocates the costs of these awards to the Company.

Post-Employment Benefits

The Company has various defined benefit pension plans and post-employment benefit plans sponsored by CIBC that provide benefits to our employees. The-employees are eligible to participate in the Company's qualified non-contributory U.S. defined benefit pension and defined contribution plans which include CIBC World Markets Retirement Plan for US Employees, the CIBC Unfunded Expatriate Retirement Income Plan and the CIBC Employment Contracts (collectively the "Pension Plan"). The Pension Plan and post-employment benefit plans are accounted as a multi-employer. Company also provides certain health-care, life insurance, and other benefits to eligible employees and retired members.

Consolidated disclosures about the Company's qualified non-contributory U.S. defined benefit pension plans, including their funded status, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in the post-employment benefits note of CIBC's 2018 annual report.

16. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into securities transactions with various counterparties. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the fair value has increased over the contract amount of the transactions.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients and to manage its exposure to market risks. These transactions include the purchase and sale of futures, and the writing of exchange-traded options. Each of these transactions contains varying degrees of off-balance sheet risk.

Risks arise in financial futures, forward contracts and from unfavorable changes in currency exchange rates or in the market price of the underlying financial instruments. In written option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in fair values of the underlying instruments.

As an agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the fair value of the security or commodity contract is different from the contract value of the transaction.

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, securities loaned agreements and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

(000's Omitted)

16. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The majority of the Company's transactions and its credit exposures are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial conditions and credit ratings. In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

17. Net Capital Requirements

As a SEC registered broker-dealer and member firm of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker regulated by the National Futures Association, the Company is subject to the minimum net capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and in foreign locations. In the United States, the Company is required to maintain adjusted net capital (as defined by the CFTC) equivalent to or in excess of $45 or the minimum amount required by the Uniform Net Capital Rule, whichever is greater.

As of October 31, 2018, the Company's net capital under the Uniform Net Capital Rule was $955,667. The amounts in excess of the greater of the minimum amount required by the Uniform Net Capital Rule or the CFTC minimum requirement, and the greater of 5% of aggregate debit items or $1,800 or the CFTC early warning level were $954,167 and $952,114, respectively.

18. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the Statement of Financial Condition, and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.